January 31, 2006


Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
Mail Stop 6010
U.S. Securities and Exchange Commission
Washington, D.C.  20549

         Re: Garb Oil & Power Corporation
                Preliminary Information Statement
                Filed December 15, 2005
                File No.  0-14859

         Attention: Tom Jones

Dear Sir:

         This letter responds to your letter of December 29, 2005. We respond to your comments as follows:

First Comment:

1. We note the disclosure that "The Company's president has used some of the shares of common stock owner by Garbalizer Corporation for company purposes" and that "It is anticipated that once the Amendment is filed GCA will be issued approximately 2,800,000 shares of common stock previously loaned to the Company for financing and working capital purposes." Please discuss in greater detail the uses and planned issuance. For example:

         - disclose when the president used some shares for Company purposes,
         - identify the "Company purposes,"
         - disclose the terms of the loan,
         - describe in greater detail the financing and working capital purposes and quantify the amounts.
         - clarify whether you have any written agreements with the president concerning such uses and tell us where you filed such agreements, and
         - clarify how you calculated the 2.8 million shares owed.

Comment adopted.

         The detail you suggested has been incorporated into the information statement. The agreements with the former president and Garbalizer and the Company were oral. They have not been filed as exhibits. These matters came up on a case by case basis. There is no standing agreement between Garbalizer and the Company pertaining to future stock loans. The agreements with the lenders have not been filed as exhibits to any periodic reports. The Company intends to file an 8-K and append the various loan agreements as exhibits. The agreement between the Company and the Hamilton Family Corporation to convert the loan to equity was an oral agreement. The transaction with the Hamilton Family Corporation has been completed and the shares have been issued. The transaction with John Drammis has been completed and the shares have been issued. The Drammis transaction was done by oral agreement.

         The 2.8 million calculation was an approximate number. It is broken down into 2,000,000 to Mr. Brewer for past salaries and 400,000 to the Hamilton trust and 400,000 to Mr. Drammis. The correct number breaks down as follows:
2,000,000 to Mr. Brewer, 472,282 to the Hamilton Family Corporation, and 462,500 shares of common stock to John Drammis for an aggregate of 2,934,782. Both Drammis and Hamilton still hold the shares and the certificates bear a restricted legend. In addition, the amendment discusses other transactions involving Garbalizer providing shares to the Company.

Second Comment.

2. Please quantify the debt obligations that are outstanding that have matured and are now due. Also, quantify the factors, such as the market price of your common stock, you may consider in determining the number of shares to issue for such debt. In addition, discuss the terms of the debt obligations, the parties involved, the reasons for issuing the debt obligations, the consideration received and how you used the proceeds. Also, tell us where you filed as exhibit such debt obligations.

Response --

         There are three debt obligations that have matured and are now due. One obligation is for $20,000 plus interest from a private lender, John Wright who is a personal friend of the Company's CEO. Although the loans are matured and due, no demand for payment has been made by the lender and the Company has not entered into any negotiations to pay the debt obligation including any proposal to pay the obligations with shares. The proceeds were used for working capital. The Company borrowed $10,000 and $5,000 and $5,000 in 2003. The principal, penalty, and interest as of December 31, 2005, amounted to $31,652. These debt obligations have not yet been filed as exhibits. If and when there are negotiations to convert the debt into stock, the market price of the Company's common stock will be a factor. Any shares issued to satisfy the debt will be determined by negotiation between the Company and the lender. The information statement made a reference to issuing stock to satisfy debt obligations because that was only a possibility.

         Another obligation totals approximately $140,758 and became due on January 7, 2006. These transaction was between the Company and Rodaric Group LLC and Frank Gillen. The parties are in negotiation to extend the term of the note.

         On May 10, 2005, the Company entered into a loan agreement with Robert Taylor for $35,000. That obligation has now matured but the lender has not declared a default. The Company may negotiate with Mr. Taylor about the loan at some future time.

         Please call me if you have any questions.


                                                     Very truly yours,

                                                      /s/  Wallace T. Boyack

                                                     Wallace T. Boyack